Mail Stop 4561

November 21, 2008

Jerald L. Shaw
President and Chief Executive Officer
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98530

>   **Re: Anchor Bancorp**
>   **Form S-1, filed October 24, 2008**
>   **File No. 333-154734**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please include an updated consent of the independent auditors in the pre-effective amendment.

2.   Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Registration Statement Cover Page

3.   Please include on your facing page, the boxes corresponding to whether a registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company and please place a checkmark in the appropriate boxes.

Prospectus Cover Page

4.   Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

5.   Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary

6.   Please revise the preamble to state that it provides an overview of the "material" aspects of the offering.

How we determined the offering range and the $10.00 price per share, page vi

7.   Both in this section and on page 122, please provide a brief explanation to address the discrepancy between the price to earnings multiple for Anchor versus the Peer Group.

8.   Please include Anchor Bank in the Peer Group table.

Risk Factors, page 1

9.   The risk factors must discuss the nature of the specific risk, not your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

10.   If appropriate, please provide a Risk Factor which addresses the price to earnings multiple compared to Anchor's Peer Group.

Our loan portfolio is concentrated in loans with a higher risk of loss, page 2

11.   Please provide your delinquency experience in the first paragraph of this risk factor.

We have originated a large amount of construction loans…, page 3

12.   Please remove the mitigating language in this risk factor which addresses your changed approach to underwriting.

The U.S. government's plan to purchase large amounts of illiquid, mortgage backed and other securities…, page 4

13.   Please revise this risk factor in light of the revised government program. In addition, it appears that you have missed the deadline to participate in this program; please revise your disclosure accordingly.

We have had a number of changes in our personnel, page 7

14.   Please disclose why you believe there is a material risk that you may not be able to fill key executive positions or that newly hired executives may not be able to integrate.

Our information systems may experience an interruption or breach in security, page 8

15.   Please disclose why you believe there is a material risk of an interruption or breach in security.

Pro Forma Data, page 22

16.   Please revise to disclose the interest rate used to calculate the pro forma expense related to the ESOP included in your pro forma disclosures.

17.   Please revise to disclose the assumptions used to determine the pro forma stock option expense. Alternatively, add a reference to the disclosed assumptions on page 31.

Overview, page 30

18.   The amounts disclosed in the third paragraph on page 32 do not appear to agree with previously presented information. Please revise your disclosures to consistently describe additional anticipated expenses as a result of the offering transaction, or provide additional disclosure to reconcile the amounts discussed here with the amounts disclosed in the preceding paragraphs.

Jerald L. Shaw, President and CEO
Anchor Bancorp
November 21, 2008
Page 4

Business of Anchor Bank; Market Area, page 57

19.	We note your reference to the estimates of 2008 SNL Financial, L.C.; please advise the staff whether you paid for this report or it is publicly available.

One- to Four-Family Residential Real Estate Lending, page 63

20.	Please revise to disclose whether you underwrite adjustable rate mortgages using an initial teaser rate and not the fully indexed rate. If you originate loans underwritten to the initial teaser rate, please revise to disclose the extent to which you originate these loans, and how you monitor the credit risk associated with them.

One- to Four-Family Residential Real Estate Lending, page 63

21.	Please refer to footnote 4 to the table on page 64, in which you identify loans to borrowers with credit scores below 660 as subprime in accordance with the FDIC's regulatory definition. FIL 9-2001 gives a much broader definition of subprime, and provides a number of considerations in addition to FICO score to determine whether loans are subprime. Please revise to disclose whether you originate a significant amount of loans with any of the other characteristics set forth in the FDIC's guidance. If so, please disclose the following information:

- Provide a description of the particular credit risk characteristics associated with subprime lending aside from low credit scores;

- Disclose the extent to which you originate these types of loans, and discuss the significance of these loans to the bank's overall operations, and;

- Update your asset quality discussion beginning on page 73 to describe how you manage the risk of loss associated with these subprime loans.

Asset Quality, page 73

22.	You state that the construction loans that are past due 90 days and still accruing represents construction loans which are past their maturity date but still making cash payments of interest. Please revise to disclose the following information:

- Please disclose the reason why these loans have extended beyond their maturity date. Discuss whether the delay in repayment is due to external market conditions, such as a slow or declining real estate market, or whether the delay was due to borrower specific factors, such as changes or errors in the initial concept or plan of construction.

- Revise to disclose whether you originated these loans with interest reserves. If so, please revise to disclose how you evaluate the interest accrued from these reserves for collectibility.

Allowance for Loan Losses, page 77

23. On page 78, you state that the provision increased due to the increase in your construction loans and the incremental risks associated with the increased lending activities not previously included in your analysis. Please revise to disclose the following information:

- Discuss in detail the specific incremental risks that are now included in your analysis that were not previously.

- Quantify and discuss the extent to which the consideration of these incremental risks contributed to the increase in the provision for loan losses and relate that to your consideration of the increase in non-performing loans and other credit trends.

- Specifically identify the extent to which the increases in the provision associated with your consideration of these incremental risks are reflective of conditions that changed incrementally since the previous respective interim and annual periods versus conditions that were present in prior periods.

24. Please revise your discussion of the Allowance for Loan Losses to address the following:

- Revise to include a comprehensive discussion of levels and trends in delinquencies, non-performing and impaired loans, and trends in and levels of net charge-offs.

- Discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses

- Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

- Please revise to disclose specific facts and circumstances surrounding the significant provision recorded in the quarter ended June 30, 2008. Please provide a detailed discussion and timeline of the credit events that occurred during the quarter that contributed to this increase.

Executive Compensation, page 101

25.   Please include executive compensation for the year 2007 in your Summary
        Compensation table.

Transactions with Related Persons, page 107

26.   Please include the exact language included in 4(c) of Instructions to Item 404(a)
        of Regulation S-K.

How We Are Regulated, page 108

27.   The second sentence of this section is inappropriate; please delete it.

Regulation and Supervision of Anchor Bank, page 108

28.   It is unclear how Anchor Bank is regulated by the Emergency Economic
        Stabilization Act of 2008; please revise your disclosure to clarify.

The Conversion, page 116

29.   Please delete the qualification of the summary by reference to the applicable
        provision of the plan of conversion. You are responsible for the accuracy of the
        summary. See Rule 411.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-10

Real Estate Owned, page F-14

30.   Please revise to disclose how your policy complies with paragraph 28 of SFAS
        15.

Transfers of financial assets, page F-14

31.   Please revise your audited financial statements to disclose whether you incur
        recourse obligations due to normal representations and warranties for the loans
        you sell. As of each balance sheet date, please quantify the exposure for loan
        repurchases you may be required to make under the recourse obligations of your
        representation and warranty provisions. Disclose the amount of repurchases made
        during each of the years presented, and quantify the gain or loss recorded on those
        repurchases.

Recent Accounting Pronouncements, page F-16

32.   Please revise to disclose whether you anticipate either the annual determination of the fair value of your mortgage servicing rights or your loans held for sale to be a level 3 measurement.

33.   Please revise to include disclosures related to SFAS 159.

Note 4 – Mortgage Servicing Rights, page F-25

34.   Please revise to include the information required by paragraph 17(g)(3) of SFAS 140.

Note 9 – Income Taxes, page F-29

35.   Please revise to disclose how you determined that the deferred tax benefit related to the other than temporary impairment of the FNMA preferred stock was more likely than not to be realized.

Note 13 – Off Balance Sheet Liabilities, page F-35

36.   Please revise to disclose your accounting policies for estimating losses related to your off balance sheet liabilities.

Item 17. Undertakings, page II-4

37.   Please revise to include Item 512(a)(6) of Regulation S-K.

Exhibits

Exhibit 5.0

38.   Please confirm that Breyer & Associates P.C. is qualified to opine on the laws of Washington State.

Exhibit 8.1

39.   You disclose on page 120 of the prospectus that special counsel has concluded that the liquidation rights will have nominal, if any, fair market value. However, exhibit 8.1, the Federal Tax Opinion of Silver Freeman & Taff, L.L.P. does not discuss the fair market value of the liquidation rights. If this is true, please revise your disclose in the opinion and prospectus to be consistent.

40.   We note that you consent to the filing of the opinion as an exhibit. Please also consent to the prospectus discussion.

41.   We note that counsel has assumed that neither Mutual nor Stock Bank is an
        investment company. It is inappropriate for counsel to assume material facts
        underlying the opinion or facts that are readily ascertainable. Please revise to
        remove this assumption or explain why you are unable to do so.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore, Staff Accountant, at 202-551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney

CC: By Fax: (703) 883-2511
        John F. Breyer, Jr., Esquire
        Breyer & Associates PC